                                                            John H. Maxwell, Jr.



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 AMENDMENT NO. 2

                    Under the Securities Exchange Act of 1934



                                 STAFFMARK, INC.
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   852389-10-5
                                   -----------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                                Page 1 of 5 Pages

                                  SCHEDULE 13G


CUSIP No. 852389-10-5                                         Page 2 of 5 Pages


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         John H. Maxwell, Jr.

2.       Check the appropriate box if a member of a group

                                                                    (a)  [ ]

                                                                    (b)  [X]

3.       SEC USE ONLY


4.       Citizenship or Place of Organization

         United States of America


                         [       5.   Sole Voting Power -             349,620(1)
                         [
Number of Shares         [       6.   Shared Voting Power -           325,795(2)
Beneficially Owned       [
By Each Reporting        [       7.   Sole Dispositive Power -        349,620(1)
Person With              [
                         [       8.   Shared Dispositive Power -      325,795(2)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         675,415(1)(2)

10.      Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

         Not Applicable                                                  [ ]

11.      Percent of Class Represented by Amount in Row 9

         2.32%

12.      Type of Reporting Person

         IN

----------------------------------

         (1) Includes 4,000 shares subject to options which are currently exercisable.

         (2) 325,795 shares are held by Mr. Maxwell's spouse, and Mr. Maxwell disclaims beneficial ownership.

                                  SCHEDULE 13G


CUSIP No. 852389-10-5                                         Page 3 of 5 pages


Item 1(a).        Name of Issuer

                           StaffMark, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices

                           302 East Millsap Road
                           Fayetteville, Arkansas  72703

Item 2(a).        Name of Person Filing

                           John H. Maxwell, Jr.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                           8221 East 63rd Place
                           Tulsa, Oklahoma  74133

Item 2(c).        Citizenship

                           United States of America

Item 2(d).        Title of Class of Securities

                           Common Stock, $.01 par value

Item 2(e).        CUSIP No.

                           852389-10-5

Item 3.           Not Applicable

                                  SCHEDULE 13G


CUSIP No. 852389-10-5                                         Page 4 of 5 pages


Item 4.           Ownership

                       (a)      Amount Beneficially Owned:  675,415 shares(1)(2)

                       (b)      Percent of Class:  2.32%

                       (c)      Number of shares as to which such person has:

                                (i)     sole power to vote or to direct the
                                        vote - 349,620(1)

                                (ii) shared power to vote or to direct the vote - 325,795(2)

                                (iii) sole power to dispose or to direct the disposition of - 349,620(1)

                                (iv)    shared power to dispose or to direct
                                        the disposition of - 325,795(2)

Item 5.           Ownership of Five Percent or Less of a Class

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                           Not Applicable

Item 7.           Identification and Classification of the Subsidiary Which
                           Acquired the Security Being Reported on by the Parent Holding Company

                           Not Applicable


----------------------------------

         (1) Includes 4,000 shares subject to options which are currently exercisable.

         (2) 325,795 shares are held by Mr. Maxwell's spouse, and Mr. Maxwell disclaims beneficial ownership.

                                  SCHEDULE 13G


CUSIP No. 852389-10-5                                         Page 5 of 5 pages


Item 8.           Identification and Classification of Members of the Group

                           Not Applicable

Item 9.           Notice of Dissolution of Group

                           Not Applicable

Item 10.          Certification

                           Not Applicable


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                     February 12, 1999
                                     -----------------------------
                                     Date



                                     /s/John H. Maxwell, Jr.
                                     -----------------------------
                                     John H. Maxwell, Jr.